出光

FASF

October 16, 2007

Press Release

Company Name: Idemitsu Kosan Co., Ltd.
President: Akihiko Tembo
(Securities Code: 5019; TSE 1st Section)
For inquiries, contact: Takayuki Endo,
General Manager, Investor Relations Office
(TEL: +813-3213-9307)

Announcement on the Revision of Earnings Forecasts

Idemitsu Kosan Co., Ltd. has revised its earnings forecasts for the first half of the fiscal year ending March 2008 (April 1, 2007~September 30, 2007) which was announced on August 1, 2007, in light of the trends in corporate performance up to the interim period. Full year earnings forecasts have also been revised as a result, as follows.

1. Revision of Consolidated Earnings Forecasts for the Fiscal Year Ending March 2008

(1) Interim Period (April 1, 2007 ~ September 30, 2007)

(Units: Yen millions, %)

	Sales	Operating Profit	Recurring Profit	Interim Net Income
Previous Forecast (A)	1,730,000	27,000	29,000	7,500
Revised Forecast (B)	1,690,000	36,000	41,000	14,000
Change (B-A)	(40,000)	9,000	12,000	6,500
Change (%)	(2.3)	33.3	41.4	86.7
Previous FY Performance (FY 3/2007 Interim Period)	1,654,627	40,462	41,280	10,324

(2) Full Year (April 1, 2007 ~ March 31, 2008)

(Units: Yen millions, %)

	Sales	Operating Profit	Recurring Profit	Net Income
Previous Forecast (A)	3,670,000	87,000	86,000	29,000
Revised Forecast (B)	3,620,000	78,000	82,000	29,000
Change (B-A)	(50,000)	(9,000)	(4,000)	–
Change (%)	(1.4)	(10.3)	(4.7)	–
Previous FY Performance (FY 3/2007)	3,394,738	102,813	107,536	41,591

dew 10/29

2. Revision of Non-consolidated Earnings Forecasts for the Fiscal Year Ending March 2008

(1) Interim Period (April 1, 2007 ~ September 30, 2007)

(Units: Yen millions, %)

	Sales	Operating Profit	Recurring Profit	Interim Net Income
Previous Forecast (A)	1,600,000	12,000	15,000	6,000
Revised Forecast (B)	1,560,000	12,000	18,000	9,000
Change (B-A)	(40,000)	—	3,000	3,000
Change (%)	(2.5)	—	20.0	50.0
Previous FY Performance (FY 3/2007 Interim Period)	1,522,834	15,262	12,969	1,692

(2) Full Year (April 1, 2007 ~ March 31, 2008)

(Units: Yen millions, %)

	Sales	Operating Profit	Recurring Profit	Net Income
Previous Forecast (A)	3,400,000	42,500	39,000	17,500
Revised Forecast (B)	3,350,000	26,000	27,000	11,000
Change (B-A)	(50,000)	(16,500)	(12,000)	(6,500)
Change (%)	(1.5)	(38.8)	(30.8)	(37.1)
Previous FY Performance (FY 3/2007)	3,107,842	58,327	53,981	22,811

3. Reasons for the Revision

(Interim Period)

Conditions in the market for petroleum products such as middle distillates deteriorated due to the decline in demand beginning in the summer while crude oil prices remained at high levels, leading to a significant reduction in margins. However,as a result of delays in the arrival of high-priced crude oil which was expected at the end of the interim period causing the deferral of costs to the second half as well as efforts to reduce overhead expenses, the consolidated operating profit forecast has been increased by ¥9.0 billion.

The recurring profit forecast has been revised upwards by ¥12.0 billion due to an increase in foreign translation gains, among other factors.

The interim net income forecast has been revised upwards by ¥6.5 billion to ¥14.0 billion, in part due to gains on the sale of a tanker.

(Full Year)

A difficult earnings environment is expected to continue with respect to full-year earnings forecasts, with reduced margins in petroleum and petrochemical products since the summer, as well as their implications for the second half. As a result, the consolidated operating profit forecast has been revised downward by ¥9.0 billion to ¥78.0 billion.

Recurring profit forecast has been revised downward by ¥4.0 billion, with reduced operating profit forecast partially being offset by increased dividend income and other factors.

As a result of extraordinary gains from the sale of tankers, the net income forecast has been unchanged from the previous announcement, at ¥29.0 billion.

(The company utilizes the last-in-first-out (LIFO) method for inventory valuation)

(Assumptions)

Full year earnings forecasts have been calculated based on the following assumptions.

(Units: $/bbl., $/ton, Yen/$)

	Previous Forecast	Revised Forecast	Change
Crude Oil (Dubai)	68.7	68.7	—
Naphtha Price	679	686	+7
Exchange Rate	121.9	117.7	-4.2

Note) Assumptions for October-March: Crude oil: $70.00/bbl., Naphtha price: $689/ton, Exchange rate: ¥115.0/USD

* The above earnings forecasts have been prepared based on information available as of the announcement date of this document. Actual performance may differ from forecasted figures for various reasons.

(Attachment)

出光

August 1, 2007

Press Release
Company name: Idemitsu Kosan Co., Ltd.
President: Akihiko Tembo
TSE code: 5019

For inquiries regarding this press release, please contact
Takayuki Endoh, General Manager, IR Dept.
Tel: +81-3-3213-9307

Amendments to Business Forecasts for Fiscal 2007

Idemitsu Kosan Co., Ltd. (President: Akihiko Tembo; Head office: Chiyoda-ku, Tokyo) announces that it has revised, based on the recent performance trends, the consolidated and non-consolidated business forecasts for fiscal 2007 (from April 1, 2007 to March 31, 2008) that were released on May 8, 2007 at the announcement of Business Results for Fiscal 2006 as follows:

1. Amendment to consolidated business forecasts for fiscal 2007 (From April 1, 2007 to March 31, 2008)

   (1) Revised business forecast for the First Half of Fiscal 2007 (From April 1, 2007 to September 30, 2007)

(Unit: ¥Million, %)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts as of May 8, 2007 (A)	1,550,000	33,000	31,000	9,000
Revised forecast (B)	1,730,000	27,000	29,000	7,500
Change (B-A)	180,000	-6,000	-2,000	-1,500
Rate of change (%)	11.6	-18.2	-6.5	-16.7
(For reference) First Half of Fiscal 2006	1,654,627	40,462	41,280	10,324

(2) Revised business forecast for Fiscal 2007 (From April 1, 2007 to March 31, 2008)

(Unit: ¥Million, %)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts as of May 8, 2007 (A)	3,240,000	85,000	81,000	29,000
Revised forecast (B)	3,670,000	87,000	86,000	29,000
Change (B-A)	430,000	2,000	5,000	-
Rate of change (%)	13.3	2.4	6.2	-
(For reference) Fiscal 2006	3,394,738	102,813	107,536	41,591

2. Amendment to non-consolidated business forecasts for fiscal 2007 (From April 1, 2007 to March 31, 2008)

(1) Revised non-consolidated business forecast for the First Half of Fiscal 2007 (From April 1, 2007 to September 30, 2007)

(Unit: ¥Million, %)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts as of May 8, 2007 (A)	1,420,000	15,000	10,500	2,500
Revised forecast (B)	1,600,000	12,000	15,000	6,000
Change (B-A)	180,000	-3,000	4,500	3,500
Rate of change (%)	12.7	-20.0	42.9	140.0
(For reference) First Half of Fiscal 2006	1,522,834	15,262	12,969	1,692

(2) Revised non-consolidated business forecast for Fiscal 2007 (From April 1, 2007 to March 31, 2008)

(Unit: ¥Million, %)

	Net sales	Operating income	Ordinary income	Net income
Previous forecasts as of May 8, 2007 (A)	2,970,000	42,000	32,000	13,000
Revised forecast (B)	3,400,000	42,500	39,000	17,500
Change (B-A)	430,000	500	7,000	4,500
Rate of change (%)	14.5	1.2	21.9	34.6
(For reference) Fiscal 2006	3,107,842	58,327	53,981	22,811

3. Background for amendments

Net sales were revised up, due mainly to crude oil price hikes and weaker yen compared with the previous forecasts publicized on May 8, 2007. Consolidated net income for fiscal 2007 will be nearly same to that previously forecasted. Non-consolidated profits will increase owing primarily to an increase in dividend income from companies the Company invested in. In addition, the current business forecasts are based on the following assumptions.

(Unit: $ per bbl, $ per MT, ¥ per US$)

	Previous forecasts (As of May 8, 2007)	Revised forecasts	Change
Crude oil price (DB)	60.0	68.7	+8.7
Naphtha price	600	679	+79
Foreign exchange rate	115.0	121.9	+6.9

Note: Assumptions for August 2007 to March 2008
Crude oil price: $70.0 per bbl; naphtha price: $680 per MT; foreign exchange rate: ¥122.0 per US dollar

* Document claimer: The business forecasts above are based on information available as of the date of publication of this document. Actual operating results may differ from the forecasts due to various factors.

END